Exhibit 9.a.1




                            ML MEDIA PARTNERS, L.P.
                            World Financial Center
                            South Tower, 23rd Floor
                            New York, NY 10080-6123

                                                         February 9, 1999


                  Re: Smithtown Bay, LLC - 1999 Tender Offer
                      Partnership's Position and Recommendation
                      -----------------------------------------

Dear Limited Partner of ML Media Partners, L.P.:

         ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), has reviewed the unsolicited tender offer (the "Current Smithtown Offer") dated January 27, 1999, by Smithtown Bay, LLC ("Smithtown") and Global Capital Management, Inc., to purchase up to 3.5% of the units of limited partnership interest (the "Units") of the Partnership at a purchase price of $950 per Unit (less transfer fees and less subsequent cash distributions, as described below). The Partnership has filed with the Securities and Exchange Commission (the "SEC") a Recommendation Statement on
Schedule 14D-9 with respect to the Current Smithtown Offer (the "Recommendation Statement"); we have enclosed a copy of that Recommendation Statement with this letter and urge you to carefully and completely review it.

         Please note that the Current Smithtown Offer is a newly filed tender offer, separate from the tender offer made by Smithtown in late 1998 and described on page 3 (the "Prior Smithtown Offer"). The Prior Smithtown Offer terminated on December 31, 1998.

         As more fully described in the Recommendation Statement, the Partnership has concluded that the Current Smithtown Offer is inadequate and not in the best interests of the Limited Partners. ACCORDINGLY, THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS REJECT THE CURRENT SMITHTOWN OFFER AND NOT TENDER ANY OF THEIR UNITS. Neither the Partnership's general partner, Media Management Partners (the "General Partner"), nor any of its officers, directors or affiliates intends to tender any of their Units pursuant to the Current Smithtown Offer.

         In addition, the Partnership urges you to consider the terms of any competing tender offer before deciding whether to tender your Units. In a recommendation statement on Schedule 14D-9 which was mailed to you on or about November 30, 1998, and amended on December 10, 1998, the Partnership communicated to you its position regarding the unsolicited tender offer by Madison Liquidity Investors 104, LLC (the "Madison Offer").

         Certain statements in the following discussion constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Partnership notes that a variety of factors, many of which are beyond its control, affect media property values and the Partnership's value, business prospects, and results and could cause actual results and experience to differ materially from the expectations and estimates expressed herein. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in specific local markets where the Partnership's media properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending and future legislation, regulation, and litigation, and the other risks and uncertainties described herein and in the accompanying Recommendation Statement. The Partnership undertakes no responsibility to update publicly or revise any forward-looking statements.

         In arriving at its recommendation, the Partnership reviewed the Current Smithtown Offer and considered many factors, including the business, financial condition and prospects of the Partnership and the potential value of its remaining assets. The Partnership believes that all Limited Partners should carefully consider these and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations, and should review all available information before making a decision whether or not to tender their Units. Depending on, among other things, (a) each Limited Partner's own consideration of such factors, (b) such Limited Partner's own assessment of the Current Smithtown Offer and the relevant facts, as well as the Madison Offer, (c) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of the Partnership's remaining media properties (the "Media Properties") and (d) the timing of any distributions of such proceeds, certain Limited Partners may determine that it is appropriate to tender their Units in the Current Smithtown Offer. Factors that have been considered by the Partnership include the following, which are more fully discussed in the accompanying Recommendation Statement:

     o EXPECTED FIRST QUARTER 1999 CASH DISTRIBUTION. The previously announced sales of the Partnership's radio stations in Anaheim, California and Cleveland, Ohio were consummated on January 4, 1999, and January 28, 1999, respectively, in accordance with the terms provided in the respective sales agreements. The distributions from these sales will be made to Limited Partners of record as of January 4, 1999, and January 28, 1999, respectively, in accordance with the terms of the Partnership's Partnership Agreement. It is expected that a distribution of approximately $300 per Unit will be made by the end of the first quarter of 1999. This distribution will consist primarily of distributable proceeds from the sales of the Anaheim and Cleveland radio stations as well as certain amounts released from reserves created in connection with the prior sale of the Partnership's California cable system. The Current Smithtown Offer provides that any such distribution will be deducted by Smithtown from the cash amount it will pay to tendering Limited Partners.

     o SALES OF REMAINING MEDIA PROPERTIES. The Partnership presently expects to sell its cable system in San Juan, Puerto Rico, in 1999, although it has not reached any agreement with respect to any such sale. In addition, the Partnership is presently negotiating a sale of its Bridgeport, Connecticut radio combination, although there can be no assurance as to whether and on what terms such sale may be consummated. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from such sales if and when consummated by the Partnership, to the extent not reflected in the Current Smithtown Offer price.

     o THE VALUE OF THE PARTNERSHIP'S REMAINING ASSETS COULD BE SUBSTANTIALLY HIGHER THAN THE VALUE REFLECTED IN THE CURRENT SMITHTOWN OFFER. The General Partner currently estimates that the net asset value of the Partnership, computed as of September 25, 1998, adjusted to reflect the actual sales prices of the Anaheim and Cleveland radio stations, is $1,150 per Unit. Such estimated net asset value takes into
         consideration  the  estimated  value  of  the   Partnership's   Media
         Properties (including the Anaheim and Cleveland radio stations), its cash holdings, as well as its other assets and liabilities; and it reflects the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership, but does not reflect any potential costs, expenses or
         liabilities   relating   to   the   litigation   described   in   the
         Recommendation Statement. In addition, although there can be no assurance that the Partnership's net asset value can or will be realized, or certainty as to the amount of future fees and expenses,
         the  General   Partner   believes  that  it  has  used   conservative
         assumptions   in  estimating   the  value  of  the  remaining   Media
         Properties. As a result, there is a possibility that the actual proceeds received by the Partnership from the sale of its Media Properties could be significantly higher than the value assumed. Specifically, the General Partner believes that there is significant upside potential to the value it has assigned to the Puerto Rico cable systems, which it currently expects to sell in 1999, although there can be no assurance as to the price that the Partnership will ultimately realize from such sale. Therefore, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them to the Purchaser pursuant to the Current Smithtown Offer.

         However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. Furthermore, as further discussed in the accompanying Recommendation Statement, the actual proceeds received by the Partnership from the sales of its Media Properties could be lower than estimated. Also, the pendency of the litigation described in the Recommendation Statement may delay distributions to Limited Partners. The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

     o SMITHTOWN'S PROFIT MOTIVE. As set forth in the Current Smithtown Offer, Smithtown is making the Current Smithtown Offer for investment purposes and with the intention of making a profit from ownership of the Units. Smithtown also stated that its intent is to acquire the Units at a discount to the value that Smithtown might ultimately realize from owning the Units. Please note that the Current Smithtown Offer price is $950 per Unit, REDUCED BY the $50 transfer fee (per transfer, not per Unit) and further REDUCED BY the amount of any distributions paid with respect to the Units on and after January 1, 1999 (including the expected first quarter 1999 distribution, described above).

     o NO ESTABLISHED MARKET VALUATIONS BY THIRD PARTIES. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Current
         Smithtown   Offer.   As  further   discussed   in  the   accompanying
         Recommendation Statement, secondary market activity for the Units, including privately negotiated sales, has been limited and sporadic. However, in late November 1998, Madison Liquidity Investors 104, LLC,
         a  Delaware  limited   liability   company   unaffiliated   with  the
         Partnership and the General Partner ("Madison"), commenced its unsolicited tender offer to purchase up to 9.9% of the outstanding Units of the Partnership at a price of $750 per Unit (less transfer fees and less cash distributions, as described therein). Madison has announced that as of the close of business on January 13, 1999, 329
         Units  have  been   tendered.   (The   Partnership   has   separately
         communicated to Limited Partners its position as to the Madison Offer.) In addition, also in late November 1998, Smithtown commenced its prior unsolicited tender offer to purchase up to 4.8% of the then outstanding Units of the Partnership at a price of $950 per Unit
         (less  transfer  fees  and  less  cash   distributions  as  described
         therein). The Prior Smithtown Offer terminated on December 31, 1998, and Smithtown has announced that it purchased 2,582 Units pursuant to such prior offer, representing approximately 1.4% of the issued and outstanding Units.

     o LIMITATIONS ON RECOGNITION OF TRANSFERS IN ANY TAX YEAR; UNCERTAINTY AS TO TIMING OF PAYMENT FOR UNITS TENDERED. It has been and is the Partnership's practice to limit transfers within any tax year of the Partnership to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions so that the Partnership is not classified as a "publicly traded partnership." Thus, notwithstanding that Smithtown seeks to acquire up to 3.5% of the outstanding Units, the actual number of Units tendered pursuant to the Current Smithtown Offer that will be recognized for transfer by the Partnership in the 1999 tax year, after taking into account the numbers of other transfers recognized for such tax year (whether as a result of private sales, competing tender offers or the Prior Smithtown Offer (the latter of which transfers already have been recognized in the Partnership's 1999 tax year)) could be considerably less than the number of Units sought. In addition, based on the terms of the Current Smithtown Offer, Smithtown has stated that it will not pay for tendered Units until it has confirmed that it will become a registered owner on the books and records of the Partnership. Thus, although tendered Units may be withdrawn (a) at any time prior to the Current Smithtown Offer's expiration date (February 26, 1999, unless extended) or (b) unless previously accepted for payment, at any time after March 28, 1999 (or such later date as may apply in case the Current Smithtown Offer is extended), it is uncertain when the transfer of certain Units tendered pursuant to the Current Smithtown Offer, and not otherwise withdrawn, will be recognized and when such tendering Limited Partners will actually be paid.

     o TENDERING LIMITED PARTNERS WILL RECEIVE SCHEDULE K-1S FOR 1999. Limited Partners who tender their Units in connection with the Current Smithtown Offer will receive Schedule K-1 tax forms for 1999.

     o CONTINUING TAX ALLOCATIONS BY THE PARTNERSHIP. Tendering Limited Partners will receive no additional economic benefit from any distributions paid or declared after January 1, 1999, but a tendering Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership, which period could, based on the terms of the Current Smithtown Offer, extend beyond tax year 1999, depending on the number of Units presented by all tendering Limited Partners to the Partnership for transfer. See above.

     o OTHER LIMITATIONS TO RECOGNITION OF TRANSFERS. The Second Amended and Restated Agreement of Limited Partnership, as amended, which governs the Partnership, contains other limitations applicable to the transfer of interests pursuant to restrictions established by the Federal Communications Commission and otherwise.

     o LIMITED PARTNERS MAY BE ABLE TO SELL THEIR UNITS AT A HIGHER PRICE. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Current Smithtown Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other parties and any other offer that may be announced prior to the expiration of the Current Smithtown Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction. The Partnership has separately communicated to Limited Partners its position as to the Madison Offer described above.

         In making its recommendation with respect to the Current Smithtown Offer, the Partnership has not taken into account the tax consequences of, or the tax consequences to, individual Limited Partners as a result of accepting or rejecting the Current Smithtown Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Current Smithtown Offer or to determine whether the Current Smithtown Offer is fair to Limited Partners.

         Each Limited Partner must make his, her, or its own decision whether to accept or reject the Current Smithtown Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Current Smithtown Offer and the competing Madison Offer, as well as the Partnership's publicly available annual, quarterly and other reports, and the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information, as well as the information contained in the accompanying Recommendation Statement on Schedule 14D-9, and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Current Smithtown Offer before deciding to tender Units.

         Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers prior to deciding to tender Units.

         TO THE EXTENT THAT YOU HAVE ALREADY TENDERED UNITS PURSUANT TO THE CURRENT SMITHTOWN OFFER, YOU SHOULD CONSIDER THAT YOU HAVE A RIGHT TO WITHDRAW YOUR TENDER BY FOLLOWING THE PROCEDURES SET FORTH UNDER "SECTION 4. WITHDRAWAL RIGHTS" IN SMITHTOWN'S OFFER TO PURCHASE DATED JANUARY 27, 1999. The Offer to Purchase provides that Units tendered pursuant to the Current Smithtown Offer may be withdrawn (a) at any time prior to the Current Smithtown Offer's expiration date (February 26, 1999, unless extended) or (b) unless such Limited Partner's tendered Units have been accepted for payment, at any time after March 28, 1999 (or such later date as may apply in case the Current Smithtown Offer is extended). For withdrawal to be effective, a written notice of withdrawal must be timely received by Smithtown's transfer agent, MAVRICC Management Systems, Inc., Post Office Box 7090, Troy, Michigan 48007-7090. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Transfer and Sale in the same manner as the Agreement of Transfer and Sale was signed and it must also contain a medallion signature guarantee.

         The attached Recommendation Statement on Schedule 14D-9 expands upon the reasons for the position taken by the Partnership concerning the Current Smithtown Offer, and contains additional information about the potential risks to Limited Partners from their continuing to hold their Units through the planned liquidation of the Partnership. We urge you to read the Recommendation Statement carefully.

        Please do not hesitate to call our Investor Services Information Center at (800) 288-3694 for assistance in any Partnership matter. Our Investor Services Information Center operates Monday through Friday, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Eastern time.

                                  ML MEDIA PARTNERS, L.P.